Exhibit 10-b-85



                      POWER PURCHASE AND SALE AGREEMENT
                                  BETWEEN
                      MORGAN STANLEY CAPITAL GROUP INC.
                                    AND
                      GREEN MOUNTAIN POWER CORPORATION


                        Dated as of February 11, 1999


                     POWER PURCHASE AND SALE AGREEMENT
                                   BETWEEN
                       MORGAN STANLEY CAPITAL GROUP INC.
                                    AND
                       GREEN MOUNTAIN POWER CORPORATION

This Power Purchase and Sale Agreement dated as of February 11, 1999, together with permitted amendments and Transactions hereunder ("Agreement") is entered into by and between Green Mountain Power Corporation, a corporation organized and existing under the laws of Vermont, together with any permitted successor or assign ("GMP"), and Morgan Stanley Capital Group Inc., a corporation organized and existing under the laws of Delaware, together with any permitted successor or assign ("MS").
WITNESSETH
WHEREAS, GMP is an investor owned electric utility which owns electric generation and transmission facilities;
WHEREAS, MS is a power marketer authorized by the FERC to purchase and sell electric energy for resale at negotiated, market-based rates; WHEREAS, GMP is a member of NEPOOL and VELCO and has contracted with NEPOOL and VELCO for the provision of certain transmission, scheduling and other ancillary services necessary to operate its generation and related businesses;
WHEREAS, the Parties believe that their respective objectives can be achieved through the combination of arrangements set forth in this Agreement and in agreements to individual Transactions pursuant to this master agreement; and,
NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, and for other good and valuable consideration, GMP and the MS hereby agree as follows:
1     Overview
1.1	Definitions, Construction
All capitalized terms used herein and not otherwise defined, whether singular or plural, shall have the respective meanings set forth in Schedule A. Defined terms in this Agreement shall include in the singular number the plural and in the plural number the singular. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Any reference in this Agreement to "Section," "Article," "Exhibit" or "Schedule" shall be references to this Agreement. Unless the context requires otherwise, any reference in this Agreement to any document shall mean such document and all schedules, exhibits, and attachments thereto as amended and in effect from time to time. Unless otherwise stated, any reference in this Agreement to any person shall include its permitted successors and assigns and, in the case of any governmental authority, any person succeeding to its functions and capacities.


The words "hereof," "herein," "hereto" and "hereunder" and words of similar import when used in this Agreement shall, unless otherwise expressly specified, refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the term "including" is used herein in connection with a listing of items included within a prior reference, such listing shall be interpreted to be illustrative only, and shall not be interpreted as a limitation on or exclusive listing of the items included within the prior reference.
In the event of a conflict between the text of this Agreement and any Transaction hereunder, the terms of the Transaction shall prevail. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.
1.2	Transactions
1.2.1   Formation of Transaction Agreements
This Agreement is a master agreement whose terms shall govern individual Transactions that are agreed to hereunder and separately documented by the Parties, from time to time, for the purchase and sale of electric Energy and/or capacity, as well as for other services which the Parties agree are subject to the terms of this master Agreement. To be valid, an agreement to an individual Transaction under this Agreement must at least include the price, quantity and period of deliveries. In the case of a conflict between a Transaction agreement and this master Agreement,
the terms of the Transaction shall control.   The terms of individual
Transactions shall be recorded in written Confirmations signed by the Parties, provided that the Parties may enter into and electronically record binding verbal Transaction agreements. If the Parties make a verbal Transaction agreement, MS shall, and GMP may, send to the other Party by facsimile transmission or other mutually agreed upon means, within three (3) Business Days, a written Confirmation, which, if accurate, shall be promptly signed and returned by facsimile. In the absence of obvious error, such Confirmation will be deemed accepted unless an objection is stated within three Business Days following receipt of such written Confirmation. (The sending of conflicting Confirmations shall be deemed a sufficient statement of objections by each Party.) In the event of an objection to the terms of a Confirmation, the Parties shall promptly cooperate to reduce their agreement, if any, to a mutually acceptable written Confirmation, and either Party may resort to any electronic recording of such verbal agreement in order to resolve the dispute. In this process, either Party may request and shall receive an accurate copy of the other Party's recording, if one exists, of the asserted agreement.
1.2.2	GMP Pricing
Sales by GMP shall be at prices agreed to by the Parties pursuant to
Section 1.2.1, provided that such prices shall not exceed the prices that GMP is authorized to charge under its FERC Electric Tariff No. 2, as amended from time to time, or with respect to resales of purchased power, shall not exceed the price paid for such purchased power.
1.2.3   MS Pricing
Sales by MS shall be at prices agreed to by the Parties pursuant to
Section 1.2.1, and shall be pursuant to MS's Rate Schedule No. 1, as amended from time to time.



2.   Transmission and Deliveries
2.1   NEPOOL PTF
Unless otherwise specifically agreed, all purchases and sales of Firm Energy and/or OPCAP (or other products as may be agreed to by the Parties) will be at the NEPOOL PTF ("NEPOOL PTF"). All deliveries will be made in the form of three-phase, sixty-cycle alternating current.
2.2   Responsibilities
2.2.1   Transmission
Each Party at its cost shall arrange and be responsible for transmission services on its side of the NEPOOL PTF, including ancillary services and related costs. Each Party shall Schedule and arrange for Scheduling services with any Transmission Providers, as necessary to deliver Firm Energy and/or OPCAP to the NEPOOL PTF to which such Party is obligated to deliver the Contract Quantity and to receive from the NEPOOL PTF from which a Party is obligated to take the Contract Quantity. However, to the extent MS has Nominated purchases from GMP and sale to GMP to meet GMP Load served by MS, GMP shall be responsible for Scheduling transmission to and from the NEPOOL PTF.
Each Party shall designate authorized representatives for communications regarding the Scheduling of the Contract Quantity required to be delivered and received pursuant to this Agreement. Each Party shall promptly notify the other Party of any differences between Nominated or Scheduled quantities and actual quantities delivered and received.
2.2.2   Losses
All deliveries of Firm Energy pursuant to this Agreement will be adjusted for losses in transmission and transformation to the NEPOOL PTF by the Party supplying such Firm Energy. The receiving Party will be responsible for losses from the NEPOOL PTF to its system.
2.2.3	Preservation of Rights
The Parties shall employ their best commercially reasonable efforts to preserve transmission rights and reservations needed in order to accommodate the Transactions agreed to pursuant to this Agreement in any FERC transmission or other proceeding or any NEPOOL, VELCO or ISO agreements.
2.2.4    Firm Energy Title and Risk of Loss
As between the Parties, Seller shall be deemed to be in exclusive possession and control (and responsible for any Claims relating thereto) of the Contract Quantity on its side of the NEPOOL PTF. As between the Parties, Buyer shall be deemed to be in exclusive control (and responsible for any Claims relating thereto) of the Contract Quantity at and from the NEPOOL PTF. Title to Firm Energy and OPCAP shall transfer from Seller to Buyer at the NEPOOL PTF.
2.3    Risk of Intraday Disruption
The risk of an Intraday interruption in Firm Energy flows and/or OPCAP under an MS Schedule, which is not defined as a Force Majeure event, will be allocated as follows:
2.3.1  Interrupted Delivery Caused by GMP
The cost of disruption in delivery of Firm Energy or OPCAP to or from the NEPOOL PTF that is caused by GMP or events (other than Force Majeure) on GMP's side of the NEPOOL PTF and not by MS shall be borne by GMP in accordance with the provisions of Article 3.
2.3.2  Interrupted Delivery caused by MS
The cost of disruption in delivery of Firm Energy and/or OPCAP to or from the NEPOOL PTF that is caused by MS or events (other than Force Majeure) on MS's side of the NEPOOL PTF and not by GMP shall be borne by MS in accordance with the provisions of Article 3.
2.3.3   Action to Minimize Interruption or Curtailment
Each Party will transmit and deliver Firm Energy and deliver OPCAP to the other utilizing existing regulations, sound judgement and prudent utility practices to determine the availability of transmission capacity to perform its obligations under this agreement. Transmission or delivery may be reduced or interrupted by either Party as required to render service to retail customers directly served by a Party's transmission or distribution system or to safeguard its system if the Party determines that such service is causing or substantially contributing to a condition or a potential condition that has, or that the Party would expect to have, an adverse impact on its transmission or distribution system or its customers, provided that nothing herein shall modify the Parties' rights and obligations under Article 3.
2.4      Nominations and Scheduling
(a) A Party shall Schedule or Nominate Firm Energy and/or OPCAP through (i) a recorded telephone conversation between the Parties,
(ii) a facsimile transmission, or (iii) such other method of communication, including electronic communication, as the Parties may mutually agree is appropriate. Such requests shall be confirmed in the manner, if any, established by the Parties' agreement for the type of communication in question.
(b) The Parties agree not to contest or assert any defense to the validity or enforceability of telephonic requests under Laws relating to whether certain agreements are to be in writing or signed by the party to be thereby bound, or the authority of any employee of such Party to make such communication. Each Party consents to the recording of its representatives' telephone conversations without any further notice and will be responsible for notifying its representatives, employees and agents of the Parties' agreement to such recordings.
(c) The Parties will agree, from time to time, upon additional procedures for Nominations and Scheduling of deliveries of Energy and/or capacity (including OPCAP) as they deem appropriate.

3    Damages
3.1   Seller's Failure to Deliver
Unless excused by Force Majeure or the unexcused failure of Buyer's performance, if Seller fails to deliver, or cause to be delivered, the Contract Quantity, Seller shall pay Buyer, on the date payment would otherwise be due, an amount for each MWh of such deficiency equal to the positive difference, if any, obtained by subtracting (i) the Contract Price for the undelivered portion of the Contract Quantity from (ii) the Replacement Price. "Replacement Price" means the price at which Buyer, acting in a commercially reasonable manner, is able to purchase substitute Firm Energy and/or OPCAP not delivered by Seller (plus additional transmission charges incurred by Buyer, if any). For purposes of this Agreement, effective with the commencement of the Second Effective Date at NEPOOL whereby trades of energy between members of NEPOOL will financially settle via the use of a market clearing price, the Replacement Price shall become the then effective and published NEPOOL market clearing price for deliveries of Firm Energy and/or OPCAP during the relevant period.
3.2     Buyer's Failure to Receive
Unless excused by Force Majeure or the unexcused failure of Seller's performance, if Buyer fails to receive, or cause to be received, the Contract Quantity, Buyer shall pay Seller, on the date payment would otherwise be due, an amount for each MWh of such deficiency equal to the positive difference, if any, obtained by subtracting (i) the Sales Price from (ii) the Contract Price for that portion of the Contract Quantity which was not received. "Sales Price" means the price at which Seller, acting in a commercially reasonable manner, is able to resell the Firm Energy and/or OPCAP not received by Buyer (less additional transmission charges incurred by Seller, if any). Subject to the provisions of
Section 9.3 concerning duties to mitigate, if Seller is unable to resell all of the quantity of Firm Energy and/or OPCAP within the Contract Quantity that Buyer failed to receive, the Sales Price for the quantity Seller is unable to resell shall be deemed to be zero. For purposes of this Agreement, effective with the commencement of the Second Effective Date at NEPOOL whereby trades of energy between members of NEPOOL will financially settle via the use of a market clearing price, the Sales Price shall become the then effective and published NEPOOL market clearing price for deliveries of Firm Energy and/or OPCAP during the relevant period.

4    Other Responsibilities
4.1   GMP Responsibilities
GMP shall, at its cost, also be responsible for the following:
(i) Communicating with other participants in the Control Area including but not limited to NEPOOL, the ISO and VELCO and discharging all obligations for the GMP generation system and the GMP transmission system, except as otherwise expressly provided by the Parties;
(ii) Providing all necessary Scheduling information such that MS can arrange for necessary transmission services to transmit and utilize the Energy provided to MS pursuant to this Agreement. As applicable, such information shall include, but not be limited to, the size, ramping characteristics and duration of proposed transactions and the proposed Interface with NEPOOL PTFs;
(iii) Ensuring that all actions undertaken by GMP will comply with Law and GMP's Open Access Transmission Tariff;
(iv) Satisfying at its own expense all reserve requirements for its system, including requirements for spinning, and planning reserves; and
(vii) Remaining in, and in compliance with the requirements of, NEPOOL and VELCO to the extent necessary to implement Transactions under this Agreement.

4.2   MS Responsibilities
MS shall, at its cost, also be responsible for the following:

(i) Providing all necessary Scheduling information such that GMP can arrange for necessary transmission services to transmit and utilize the Energy provided to GMP pursuant to this Agreement. As applicable, such information shall include, but not be limited to, the size, ramping characteristics and duration of proposed transactions and the proposed Interface with NEPOOL PTFs.
(ii) Communicating with other Transmission Providers and NEPOOL in order to fulfill MS's obligations to GMP.
4.3   Stranded Costs
(a) In the event GMP, or any affiliate or subsidiary becomes entitled to receive compensation associated with stranded generation, transmission, distribution or other assets or costs, MS shall have no claim or entitlement to any such compensation.
(b) Likewise, MS shall have neither obligation nor liability for the payment of any amounts attributable to or in any way arising from stranded costs or stranded investments associated with or otherwise relating to the GMP Contract Resources or any liability associated therewith or any other assets or liabilities of GMP whether such amounts are characterized as competitive transition charges, wire charges or other costs or charges.
(c) Neither the institution of retail wheeling in nor other market loss with or without the recovery of stranded costs, shall in any way excuse GMP from its obligations under this Agreement, including its obligations to take and pay for Firm Energy in the quantities and at the prices agreed upon in individual Transactions.

5     Term
5.1   Term
This Agreement shall become effective on the date first written above (the "Effective Date"), and, except as provided in Section 11.8, in
Article 12 or otherwise by the Parties in writing, shall continue until the Termination Date which shall be the later of (i) 30 days after either Party gives written notice of termination to the other Party or
(ii) all obligations have been fulfilled under each Transaction agreed to by the Parties under this Agreement.
5.2    Early Termination
GMP may provide notice to MS that it desires to terminate this Agreement prior to the Termination Date. In the event the Parties mutually agree to such early termination, MS shall terminate the agreement by calculating an amount owed by MS to GMP or by GMP to MS and terminating subject to the liquidation provisions of Section 12.3.

6    Confidential Information
6.1    Prior Confidentiality Agreements Superseded
Any preexisting confidentiality agreement pertaining to the negotiation and development of this Agreement shall, upon the effective date, be superseded by the confidentiality provisions of this Agreement.
6.2    Authorized Disclosure

Each Party agrees to preserve, to the maximum extent permitted by law, the confidentiality of the terms of this Agreement and other Confidential Information supplied to it by the other Party either during the negotiations leading to this Agreement or during the course of implementing or winding up this Agreement. This confidentiality commitment shall apply to the Parties and to their affiliates, agents and advisors who receive such information. Notwithstanding anything contained in this Article 6, Confidential Information may be disclosed to any governmental, judicial or regulatory authority requiring such Confidential Information, provided that: (i) such Confidential Information is submitted under applicable provisions, if any, for confidential treatment by such governmental, judicial or regulatory authority; (ii) prior to such disclosure, the Party who supplied the information is given notice of the disclosure requirement (if the other Party's counsel determines that such notice is permitted by law) so that it may take whatever action it deems appropriate, including intervention in any proceeding and the seeking of an injunction to prohibit such disclosure; and (iii) the Party subject to the governmental, judicial or regulatory authority endeavors to protect the confidentiality of any Confidential Information to the extent reasonable under the circumstances and to use its good faith efforts to prevent the further disclosure of any Confidential Information provided to any governmental, judicial or regulatory authority. The Parties recognize that MS is required to file periodic reports with the FERC which disclose certain price, quantity, and related data, and such filings shall not be deemed a violation of this section. The Parties also recognize that GMP is required to file this PPSA with FERC, the SEC, and the Vermont Public Service Board (for informational purposes in the case of the latter two), and such filings shall not be deemed a violation of this section.
6.3    Return of Confidential Information
Upon (i) the termination of this Agreement and (ii) the request of a Party, the other Party shall return or destroy all written Confidential Information (including written confirmation of oral communications other than communications relating to purchases and sales of Firm Energy and/or OPCAP) provided by the requesting Party which was stamped "confidential," provided that a Party may keep a copy of a document marked "Confidential" if such Party's counsel determines that it is required to do so by law, order or regulation or pending the outcome of any dispute involving the Parties or transactions under this Agreement. In the event of such request, documents, analyses, compilations, studies or other materials prepared by a Party or its Representatives that contain or reflect Confidential Information from the other Party, other than computer archival and backup tapes or archival and backup files (collectively "Computer Tapes") and billing and trading records (collectively, "Other Records") shall be destroyed (such destruction to be confirmed in writing by a duly authorized officer of the returning Party) or shall be retained on a confidential basis consistent with the terms of this Agreement. Computer Tapes and Other Records shall be kept confidential in accordance with the terms of this Agreement. Notwithstanding the foregoing, neither Party shall be required to destroy or return documents covered by this provision prior to the later of the expiration of applicable statutes of limitations for actions that might arise with respect to the subject matter of such documents or final action with respect to any legal action or arbitration involving such documents. Confidential information received from the other Party shall be kept confidential for at least two (2) years after the expiration of this Agreement or of the Transaction(s) to which such Confidential Information relates.
6.4    Right to Remedies
In the event of an unauthorized disclosure to a third party, the limitations on remedies contained in Section 9.2 shall not apply, and, in the event of a breach, Parties will not have an adequate remedy at law and accordingly shall, in addition to any other available legal or equitable remedies, be entitled to an injunction against such breach without any requirement to post a bond as a condition of such relief.

7    Billing, Payment and Records
7.1    Billing Statements
(a)	GMP shall deliver to MS no later than on the tenth (10th) day of each month (or the first Business Day thereafter), a statement (the "Statement") setting forth for the immediately prior month for each product or service the applicable quantities, prices, and amounts due from MS to GMP and from GMP to MS pursuant to the pricing terms of each Transaction, as well as the net amount due from one party to the other. MS also may send to GMP a statement setting forth MS's calculation of amounts due under any or all such Transactions.
(b) To the extent actual price or quantity data are unavailable, a Party may, with written notice to the other Party, calculate a monthly Statement using good faith estimates of amounts due subject to a true up in the Statement issued by such Party for the following month.
7.2    Payments
The Party owing the other shall pay the amount owing under the Statement, which payment shall be due on or before the later of the following: (i) the fifth (5th) day after receipt of the Statement or
(ii) the fifteenth (15th) day of the month in which the Statement is received (or the first Business Day thereafter). The Parties shall discharge their monthly payment obligations through netting, in which case the Party, if any, owing the greater aggregate amount shall pay to the other Party the difference between the amounts owed, as set forth in this Section. Payment shall be made by wire transfer to the payment address provided in writing by each Party to the other, which payment address may be changed from time to time with prior written notice. If either Party, in good faith, disputes any part of any Statement, it shall provide a written explanation of the basis for the dispute, and shall pay the portion of the amount covered by such Statement that is conceded to be correct no later than the due date as calculated in this
Section 7.2. If any amount disputed is determined to be due to the other Party, it shall be paid within three (3) Business Days of such determination, along with interest calculated at the Interest Rate from the original due date until the date paid. Overdue payments or refunds, if any, shall bear interest from, and including, the due date to, but excluding, the date of payment at a rate equal to the Interest Rate.
7.3    Audit Rights

(a) Each Party or any third party representative of a Party shall have the right, at its sole expense and during normal working hours, to examine copies of the records of the other Party to the extent reasonably necessary to verify the accuracy of any Statement, charge or computation made pursuant to this Agreement. If requested, a Party shall provide to the other Party statements evidencing the quantities of Energy and/or capacity delivered at the NEPOOL PTF.
With respect to records (i) held in the custody of a third party,
(ii) held by GMP but which cannot be disclosed to MS, or (iii) held by MS, but which cannot be disclosed to GMP in each case pursuant to a confidentiality obligation of such Party, if an audit is requested by a Party, the Parties shall select an independent auditor to perform the audit consistent with the rights of GMP or MS, as the case may be, under this Agreement, and such confidentiality arrangements as may be required by the confidentiality obligation in question. Subject to any additional limitations that may be imposed under the GMP or MS contract in question, such examinations by an independent auditor shall not be performed more frequently than once each calendar year. The Party requesting the audit shall pay all costs, including those of the independent auditor, associated with the audit.
(b)  If any such examination reveals any inaccuracy in any Statement,
(i) the necessary adjustments in such Statement will be promptly made and included in a revised Statement submitted by GMP and
(ii) the payments thereof will be promptly made and shall bear interest calculated at the Interest Rate from the date the overpayment or underpayment was made; provided, however, that no adjustment for any statement or payment will be made unless objection to the accuracy thereof was made prior to the lapse of two
(2) years from the rendition thereof; and provided, further, that this provision of this Agreement will survive any termination of this Agreement for a period of two (2) years from the date of such termination for the purpose of such Statement and payment objections.
7.4  Subsequent Payment Adjustments
The Parties understand that in certain cases monthly billings will need to be made on an estimated basis. Each Party shall cooperate in good-faith with the other Party to obtain the requisite information and perform the necessary computations so as to "true-up" or otherwise adjust any estimated or adjusted billings promptly. Any refund to the other Party of monies erroneously collected under this Agreement shall be paid with interest at the Interest Rate.
7.5    Records
Each Party shall keep such records as may be needed to afford a clear history of the Nominated or Scheduled purchases and sales hereunder. In maintaining such records, GMP and MS may rely upon the logs and other meter information routinely recorded by Transmission Providers or utilities responsible for coordination of the purchases and sales.

8    Taxes
8.1    Seller's Obligation
Seller is liable for and shall pay, or cause to be paid, or reimburse Buyer if Buyer has paid, all Taxes applicable to the sale of electric Energy arising prior to the NEPOOL PTF. If Buyer is required to remit any such Tax, the amount shall be deducted from any sums becoming due to Seller. Seller shall indemnify, defend and hold harmless Buyer from any Claims for such Taxes.
8.2    Buyer's Obligation
Buyer is liable for and shall pay, cause to be paid, or reimburse Seller if Seller has paid, all Taxes applicable to a purchase of electric Energy arising at and from the NEPOOL PTF, including any Taxes imposed or collected by a taxing authority with jurisdiction over Buyer. Buyer shall indemnify, defend and hold harmless Seller from any Claims for such Taxes.
8.3    Exemption Certificates
Either Party, upon written request of the other, shall provide a certificate of exemption or other reasonably satisfactory evidence of exemption if either Party or a purchase or sale is exempt from Taxes, and shall use reasonable efforts to obtain and cooperate with obtaining any exemption from or reduction of any Taxes. Each Party shall use reasonable efforts to administer this Agreement and implement the provisions in accordance with the intent to minimize Taxes.

9    Indemnification and Remedies
9.1    General Indemnity
Subject to Section 9.2 with respect to a Party's (or any affiliate's) own claim of damages, Seller and Buyer shall each indemnify, defend and hold harmless the other Party from any injury, damage, Claims or other losses arising from any act or incident occurring when title to the Contract Quantity is vested in the indemnifying Party pursuant to
Section 2.2.4 unless caused by the other Party's negligence or willful misconduct, provided that GMP shall indemnify and hold MS harmless with respect to any damage, injury or other Claims arising with respect to GMP's facilities.
9.2    Limitation on Remedies

THE PARTIES CONFIRM THAT THE EXPRESS REMEDIES AND MEASURES OF DAMAGES PROVIDED IN THIS AGREEMENT SATISFY THE ESSENTIAL PURPOSES HEREOF. FOR BREACH OF ANY PROVISION FOR WHICH AN EXPRESS REMEDY OR MEASURE OF DAMAGES IS PROVIDED, SUCH EXPRESS REMEDY OR MEASURE OF DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY. THE RESPONSIBLE PARTY'S LIABILITY SHALL BE LIMITED AS SET FORTH IN SUCH PROVISION AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED REGARDLESS OF THE FAULT, NEGLIGENCE OR STRICT LIABILITY OF THE PARTY WHOSE LIABILITY IS RELEASED OR LIMITED THEREBY. IF NO REMEDY OR MEASURE OF DAMAGES IS EXPRESSLY HEREIN PROVIDED, THE RESPONSIBLE PARTY'S LIABILITY SHALL BE LIMITED TO DIRECT ACTUAL DAMAGES (INCLUDING INTEREST AS PERMITTED BY APPLICABLE
LAW) ONLY. SUCH DIRECT ACTUAL DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. UNLESS EXPRESSLY HEREIN PROVIDED, NO PARTY SHALL BE LIABLE FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, MULTIPLE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT OR IN CONTRACT UNDER ANY INDEMNITY PROVISION OR OTHERWISE. IT IS THE INTENT OF THE PARTIES THAT THE LIMITATIONS HEREIN IMPOSED ON REMEDIES AND THE MEASURE OF DAMAGES BE WITHOUT REGARD TO THE CAUSE OR CAUSES RELATED THERETO, INCLUDING THE NEGLIGENCE OF ANY PARTY, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, OR ACTIVE OR PASSIVE. TO THE EXTENT ANY DAMAGES REQUIRED TO BE PAID HEREUNDER ARE LIQUIDATED, INCLUDING DAMAGES PROVIDED IN ARTICLE 3, THE PARTIES ACKNOWLEDGE THAT THE DAMAGES ARE DIFFICULT OR IMPOSSIBLE TO DETERMINE, OTHERWISE OBTAINING AN ADEQUATE REMEDY IS INCONVENIENT, AND THE LIQUIDATED DAMAGES CONSTITUTE A REASONABLE APPROXIMATION OF THE HARM OR LOSS. THE PARTIES AGREE TO RESOLVE THEIR DISPUTES THROUGH ARBITRATION PURSUANT TO ARTICLE 13, BUT IF FOR ANY REASON ARBITRATION IS UNAVAILABLE, THE PARTIES AGREE TO SEEK TO RESOLVE THEIR DISPUTES IN A UNITED STATES DISTRICT COURT (ASSUMING SUCH COURT HAS SUBJECT JURISDICTION AND, IF IT DOES NOT, THEN IN THE STATE COURT OF NEW YORK, SITTING IN NEW YORK CITY) WITHOUT A JURY TRIAL, THE RIGHT TO WHICH IS IRREVOCABLY WAIVED BY EACH PARTY.
9.3    Duty to Mitigate
Each Party agrees that it has a duty to mitigate damages and covenants that it will use commercially reasonable efforts to minimize any damages it may incur as a result of the other Party's performance or non-performance of this Agreement.
9.4    Disclaimer
EXCEPT AS EXPRESSLY SET FORTH HEREIN, GMP, WITH RESPECT TO THE SALE OF ENERGY AND/OR CAPACITY TO MS, AND MS, WITH RESPECT TO THE SALE OF ENERGY AND/OR CAPACITY TO GMP, EXPRESSLY NEGATE ANY OTHER REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY WITH RESPECT TO CONFORMITY TO MODELS OR SAMPLES, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE.

10    Notices
All notices, requests, statements or payments shall be made as specified in Exhibit 1. Notices required to be in writing shall be delivered by letter, facsimile or other documentary form. Notice by facsimile or hand delivery shall be deemed to have been received by the close of the Business Day on which it was transmitted or hand delivered (unless transmitted or hand delivered after the close of the Business Day, in which case it shall be deemed received at the close of the next Business
Day). Notice by overnight mail or courier shall be deemed to have been received two (2) Business Days after it was sent. A Party may change its address by providing notice of same in accordance herewith. The Parties may agree on alternative methods of giving operational and scheduling notices, consistent with the requirements of NEPOOL or other transmission providers.

11    Representations and Warranties
11.1		Mutual Representations

On the Effective Date, the Commencement Date of each Transaction and the date of entering into each purchase or sale of Firm Energy, OPCAP or any other capacity, service or commodity hereunder, each Party represents and warrants to the other Party: (i) it is duly organized, validly existing and in good standing under the laws of the state of its incorporation; (ii) it has all requisite corporate power to own, operate and lease its properties and carry on its business as now conducted;
(iii) it has all regulatory authorizations, necessary for it to legally perform its obligations under this Agreement; (iv) the execution, delivery and performance of this Agreement and any other documentation it is required to deliver under this Agreement are within its powers, have been duly authorized by all necessary action and do not violate any of the terms or conditions in its governing documents, any contract or other agreement to which it is a party or any Law applicable to it;
(v) the individual(s) executing and delivering this Agreement and any other documentation required to be delivered under this Agreement are duly empowered and authorized to do so; (vi) this Agreement constitutes each Party's legally valid and binding obligation enforceable against it in accordance with the terms thereof, subject to any Equitable Defenses;
(vii) no Event of Default with respect to it has occurred and is continuing, and no such event or circumstance would occur as a result of its entering into this Agreement; (viii) it is an entity subject to the procedures and substantive provisions of the United States Bankruptcy
Code applicable to U.S. corporations generally; (ix) there are no Bankruptcy Proceedings pending or, to its knowledge, threatened against it; (x) there are no Legal Proceedings that would be reasonably likely to materially adversely affect its ability to perform this Agreement;
(xi) it has knowledge and experience in financial matters and in the electric industry that enable it to evaluate the merits and risks of this Agreement and it is capable of assuming such risks; (xii) it is acting as principal for its own account, and it has made its own independent decisions to enter into this Agreement and each Transaction hereunder and as to whether this Agreement and each Transaction hereunder is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary; (xiii) it is not relying on any communication (written or oral) of the other Party as investment advice or as a recommendation to enter into this Agreement and any Transaction hereunder; (xiv) the other Party is not acting as a fiduciary for or an adviser to it in respect to this Agreement and any Transaction hereunder; and (xv) it engages in producing, using commercially, and/or handling as a merchant electric Energy.
11.2	Additional Representations
(a)	MS further represents and warrants that on the Effective Date, the
Commencement Date, and the date of entering into each purchase or sale of Firm Energy, OPCAP or other capacity, service or commodity hereunder (i) MS is a power marketer authorized by the FERC to purchase and sell electric Energy at negotiated, market-based rates pursuant to its Rate Schedule on file with and approved by the FERC;
(ii) neither MS nor any of its Affiliates or subsidiaries will, during the Term, take any action that could reasonably be
anticipated to cause GMP, if applicable, or MS to lose its authority as a power marketer under the Federal Power Act to make wholesale sales of power at market-based, negotiated rates; and (iii) MS will, at all times during the Term, act in accordance with Prudent Utility Practice and will comply with all applicable regulatory requirements including NEPOOL guidelines and the Administrative Procedures.
(b) GMP further represents and warrants that on the Effective Date, the Commencement Date, and the date of entering into each purchase or sale of Firm Energy, OPCAP or other service or commodity
hereunder (i) GMP is authorized to purchase and sell electric
Energy, OPCAP and other capacity, services or commodity at rates and under terms contemplated by this Agreement; (ii) GMP will not, during the Term, take any action that could reasonably be
anticipated to cause GMP or MS to lose its authority to sell as contemplated under this Agreement; (iii) GMP will, at all times during the Term, act in accordance with Prudent Utility Practice and will comply with all applicable regulatory requirements including
NEPOOL guidelines and the Administrative Procedures; (iv) nothing in
GMP's contracts with others prevent it from fully performing its obligations under this Agreement.
(b)	Each Party represents and warrants that it shall not seek to modify this Agreement under Sections 205 or 206 of the Federal Power Act or any other provision of law except with the consent of both Parties or as needed to implement a final decision of an arbitration panel duly constituted under this Agreement. The Parties shall oppose requests by others to modify this Agreement.

11.3	Mutual Assistance
Each Party represents and warrants that it will assist the other to the extent practicable with (i) obtaining all required Regulatory Approvals, if any, associated with this Agreement; and (ii) defending transmission capacity reservations.
11.4	Good Title
Each of GMP and MS represents and warrants that it will deliver to the other good title to electric Energy or OPCAP sold hereunder, free and clear of all liens, claims and encumbrances arising prior to transfer of title at the NEPOOL PTF.
11.5	Power Quality
Each of GMP and MS represents and warrants that it will deliver, or cause to be delivered, to the other Party electric Energy at the NEPOOL PTF that is three phase, sixty hertz, and at system nominal voltages.
11.6	Other Contracts
Neither GMP nor MS nor any of their respective Affiliates or subsidiaries will, during the Term, take any action, enter into any contracts or otherwise incur obligations that could reasonably be anticipated to interfere with or adversely affect its ability to perform its obligations under this Agreement.
11.7	Continuing Representations and Warranties
Each Party covenants that it will cause these representations and warranties to be materially true and correct throughout the Term.
11.8	Other Representation Subject to Approvals
Notwithstanding the foregoing, as of the Effective Date, to the extent regulatory approval is needed by GMP with respect to its ability to use this Agreement as a basis for future sales for resale, and to extent GMP accurately discloses, prior to the Parties' agreeing to a particular Transaction, the need to get prior regulatory approval for such Transaction, GMP shall not be deemed to make the representations and warranties contained in Sections 11.1(iii) until it obtains the identified regulatory authorizations for this Agreement and/or individual Transactions. With respect to this Agreement, GMP agrees to obtain any such necessary authorizations and to make such representations and warranties prior to May 15, 1999. If GMP fails to make such representations and warranties by May 15, 1999, then MS may
(i) terminate this Agreement and each Transaction hereunder or
(ii) extend the date by which it may terminate this Agreement if such representations and warranties are not provided, in either case by giving written notice to GMP of MS's election by close of the fifth
(5th) Business Day after May 15, 1999, or, at any time thereafter if there is an extension by MS. Termination pursuant to this Section shall be effective as of the end of the third (3rd) Business Day following MS' notice of termination.

12	Defaults and Remedies
12.1	Events of Default
An "Event of Default" shall mean with respect to a Party ("Defaulting
Party"):

(a)	The failure by the Defaulting Party to make, when due, any payment required or to post collateral when required pursuant to Section
15.2 if such failure is not remedied within three (3) Business Days after receipt of written notice of such failure is given to the
Defaulting Party by the other Party ("Notifying Party"); provided, that the payment is not the subject of a good faith dispute as described in Section 7.2; or
(b)	Any representation or warranty made by the Defaulting Party herein shall prove to have been false or misleading in any material respect when made or deemed to be repeated; or
(c)	The failure by the Defaulting Party to perform any obligation or covenant set forth in this Agreement (other than its obligations to make any payment or obligations which are otherwise specifically covered in this Section 12.1 as a separate Event of Default and excluding failures of receipt or delivery which are the subject of timely payments consistent with Article 7) and such failure is not excused by Force Majeure or cured within ten (10) Business Days after receipt of written notice thereof to the Defaulting Party; or
(d)	Either Party's loss of FERC authorization to charge the prices for the sale of electric Energy included in this Agreement or otherwise to perform its obligations hereunder in accordance with the terms of this Agreement, or
(e)	the circumstance in which either Party or its credit support provider:
(i)	is dissolved (other than pursuant to a consolidation,
amalgamation or merger);
(ii)	becomes insolvent or is unable to pay its debts or fails or
admits in writing its inability generally to pay its debts as they become due;
(iii)	makes a general assignment, arrangement or composition
with or for the benefit of its creditors;
(iv)	institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-
up or liquidation;
(v)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation,
amalgamation or merger);
(vi)	seeks or becomes subject to the appointment of an
administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets;
(vii)	has a secured party take possession of all or
substantially all its assets or has a distress, execution,
attachment, sequestration or other legal process levied,
enforced or sued on or against all or substantially all its
assets;
(viii)	causes or is subject to any event with respect to it
which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i)
to (vii) (inclusive);
(ix)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts;
(x)	merges with any other person which does not assume the
obligations of such Party or such that there is a material adverse change in the financial condition of such Party or credit support provider; or


(xi)	fails to make payment when due under one or more agreements or instruments relating to Specified Indebtedness in an aggregate amount (individually or collectively) of not less than ten
million dollars ($10,000,000) which has resulted in such
Specified Indebtedness becoming due and payable under such
agreements or instruments, before it would otherwise have been due and payable, or defaults in making one or more payments in an aggregate amount (individually or collectively) of not less than ten million dollars ($10,000,000) under such agreements or instruments (after giving effect to any applicable notice
requirement or grace period).
12.2	Early Termination; Remedies
If an Event of Default occurs with respect to a Defaulting Party at any time during the Term, the other party ("Non-Defaulting Party") may for so long as the Event of Default is continuing, establish a date (which date shall be at least three (3) Business Days after the Non-Defaulting Party delivers notice to the Defaulting Party) ("Early Termination
Date") on which each Transaction under this Agreement shall terminate; provided, however, that if the Event of Default is that the Defaulting
Party becomes subject to a Bankruptcy Proceeding, then each Transaction under this Agreement shall automatically terminate without notice and without any other action by either Party as if an Early Termination Date had been immediately declared prior to such Event of Default. Upon the
Early Termination Date (or at the earliest date thereafter permitted by law), the Parties' obligations to sell, purchase, deliver, receive, incur or pay obligations under this Agreement, other than with respect to payment of all obligations under this Article 12 of this Agreement, shall terminate, and the Parties shall be liable for the obligations contained in Sections 12.3 below. Regardless of whether an Early
Termination Date is declared, if an Event of Default shall have occurred, the Non-Defaulting Party shall be entitled to exercise any remedy available at law or equity consistent with this Agreement to recover its damages, including attorneys' fees, resulting from any Event of Default. Each Party reserves to itself all rights, setoffs, counterclaims and other remedies and defenses, consistent with Section
9, which such Party has or may be entitled to arising from or out of this Agreement.  It is recognized that, for purposes of this Article, this Agreement and each Transaction between the Parties for Energy or capacity or ancillary services pursuant to or in fulfillment of this Agreement shall constitute a single agreement and, but for the same forming a single agreement, the Parties would not make the commitments or enter into this Agreement or the transactions pursuant to or in fulfillment of this Agreement.
12.3	Liquidation and Closeout
(a)	Upon the Early Termination Date, the Non-Defaulting Party shall have the right to liquidate all purchases and sales of Energy and/or capacity (including OPCAP), including options and outstanding obligations to purchase and/or sell  Energy ("Transactions")
(including any portion of a Transaction not yet fully delivered), then outstanding by:
(i)	Closing out each Transaction being liquidated at its Market
Value, as defined below, so that each such Transaction is
canceled and a settlement payment in an amount equal to the
difference between such Market Value and the Contract Value, as defined below, of such Transaction shall be due to the
Buyer under the Transaction if such Market Value exceeds the
Contract Value and to the Seller if the opposite is the case;
and
(ii)	Discounting each amount then due under clause (1) above to
present value using a rate of interest determined in the
manner set forth below (to take account of the period between the date of liquidation and the date on which such amount
would have otherwise been due pursuant to the relevant
Transaction); and


(iii)	Setting off or aggregating, as appropriate, all such
settlement payments (discounted as appropriate) and (at the
election of the Non-Defaulting Party) any or all other amounts owing between the Parties under this Agreement so that all
such amounts are aggregated and/or netted to a single
liquidated amount payable by one party to the other. Such net amount due shall be paid by the close of business on the
Business Day following the Early Termination Date.
(b)		For purposes of this Article 12, "Contract Value" means the
quantities of Energy and/or capacity (including OPCAP) remaining to be purchased under each Transaction multiplied by the applicable contract price(s) remaining to be paid. "Market Value" means the quantities of Energy and/or capacity (including OPCAP) remaining to be delivered under each Transaction multiplied by the market prices per unit remaining to be purchased. Notwithstanding the foregoing, the Contract Value of a Transaction in the nature of an option may be determined by reference to the option premium under the
contract, and the Market Value of an option may be determined as the market price a Party would pay or receive, at the time of valuation, to purchase or sell an equivalent option. (MS' rights to purchase Energy and/or capacity (including OPCAP) from GMP based on
GMP Contract Resources, whether for resale to GMP or for sales to others, is an example of Transaction in the nature of an option.)
For purposes of these provisions, determination of the quantity remaining to be purchased or sold shall take into account options likely to be exercised in light of the foreseeable difference between the Contract Price and the market price for such sales or purchases. The market price for Energy and/or capacity (including
OPCAP) to be purchased or sold and the market price for an option may be established by the Non-defaulting Party by taking the average of proposals solicited in a commercially reasonable manner from three (3) bona fide power suppliers, brokers or market makers which are not affiliated with either Party, or in any other
commercially reasonable manner selected by the Non-defaulting
Party.
The Non-Defaulting Party shall give notice that a liquidation pursuant to this Article 12 has occurred to the Defaulting Party no later than the Business Day following such liquidation, provided that failure to give such notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party. Nothing in this paragraph shall be construed to relieve the Non-Defaulting Party of its obligation to give prior notice of the designation of an Early Termination Date under
Section 12.2 above.
The Parties agree that, for the purpose of this Agreement, a Transaction shall constitute a "forward contract" within the meaning of the United States Bankruptcy Code.
12.4	Failure to Pay

Notwithstanding any other provision of this Agreement, if either Party fails to pay the other any amounts when due, the other Party shall have the right to (i) suspend performance under this Agreement until such amounts plus interest at the Interest Rate have been paid and/or
(ii) exercise any remedy available at law or in equity to enforce payment of such amount plus interest; provided, however, that if a Party, in good faith, shall dispute the amount of any such billing or part thereof and shall pay such amounts as it concedes to be correct, there shall be no Event of Default, and no suspension or early termination shall be permitted absent a separate other Event of Default that would independently warrant such suspension or early termination.
12.5	Notice
Each Party agrees promptly to notify the other upon becoming aware of any event or circumstance that constitutes an Event of Default.

13	Arbitration
13.1	Applicability; Selection of Arbitrators
(a)	Except as otherwise expressly provided in this Agreement, any dispute arising out of or in connection with this Agreement or its performance, including the existence and validity of this Agreement, which cannot be resolved after discussion between the Parties as set forth herein shall be submitted to binding arbitration; provided that where this Agreement provides a specific remedy the
arbitrators' authority shall be limited to enforcing the specific remedies. The foregoing shall not limit a Party's rights to elect remedies in accordance with Article 12.
(b)	Any dispute between the Parties with respect to this Agreement which cannot be resolved through negotiations shall be submitted to arbitration in accordance with the following procedures. A Party seeking arbitration shall serve on the other Party a request for arbitration ("Impasse Notice') which shall specify the issue or issues in dispute and summarize the complaining Party's claim with respect thereto. Except as provided below, any such arbitration shall be before an arbitrator who is selected by the Parties through mutual agreement or before three arbitrators who shall be selected as set forth below. Each arbitrator shall be qualified by substantial relevant commercial experience in the electricity or commodities business and shall be independent of either Party.
Within ten (10) Business Days after the other Party's receipt of the request for arbitration, authorized representatives of the Parties shall confer and attempt in good faith to agree upon the appointment of a single arbitrator. If such agreement is not accomplished within twenty (20) Business Days after the receipt of the request for arbitration, each Party shall appoint, within five (5) Business Days thereafter, an arbitrator who is independent of each Party and qualified by substantial relevant commercial experience to make a judgment on the matter in dispute. The two arbitrators shall mutually agree upon a third arbitrator within ten (10) Business Days of their appointments. If they cannot so agree, either Party may request that the American Arbitration Association appoint a third arbitrator with substantial relevant commercial experience in accordance with its Commercial Arbitration Rules, which rules shall govern the conduct of the arbitration in the absence of contrary agreement by the Parties.


13.2	Discovery, Hearing
Discovery and other pre-hearing procedures shall be conducted as agreed by the Parties, or if they cannot agree, as determined by a majority of the arbitrators. Unless otherwise specified by the arbitrator(s), the following schedule will be followed. Within fifteen (15) days after completion of discovery, the Party submitting the Impasse Notice initiating arbitration shall submit by overnight delivery to the other Party and the arbitrators a precise statement of the dispute, means of resolving the dispute, and the factual and/or legal support therefor. Within ten (10) days after receiving such statement, the other Party shall submit by overnight mail to the first Party and the arbitrators a precise statement of the alternative means of resolving the dispute and the factual and/or legal support therefor. The Parties shall conduct a hearing no later than sixty (60) days following selection of the third arbitrator, or thirty (30) days after all prehearing discovery has been completed, whichever is later, at which the Parties shall present such evidence and witnesses as they may choose. Hearings for any arbitration under this Agreement shall be conducted New York City, New York.
13.3  Decision
The arbitrators shall consider the terms and conditions of this Agreement, and any relevant evidence and testimony, and shall render their decision within thirty (30) calendar days following conclusion of the hearing. The decision rendered by a majority of the arbitrators, made in writing, shall be final and binding upon the Parties. Such decision shall include a statement of the reasons for the decision and separately list findings of fact and conclusions of law. The arbitrator(s) shall not have the power to amend, delete from, or add to this Agreement. Subject to such limitation the decision of the arbitrator(s) shall be final and binding. Any such decision may be filed in a court of competent jurisdiction and may be enforced by any Party as a final judgment in such court. The arbitrators shall have no authority to award consequential, special, exemplary, punitive, multiple or consequential damages.
13.4	Expenses
Unless otherwise ordered by the Arbitrators, the expenses of arbitration shall be borne equally by GMP and the MS, except that each Party shall bear the compensation and expenses of its nominated arbitrator, own counsel, witnesses and employees; provided further, that any costs incurred by a Party in seeking judicial enforcement of any decision rendered in writing by the arbitrators, or a majority of the arbitrators, shall be chargeable to and borne exclusively by the Party against whom such court order is obtained.

14	Force Majeure
If either GMP or MS is rendered unable by an event of Force Majeure to carry out, in whole or part, its obligations hereunder and such Party gives notice and full details of the event to the other Party as soon as practicable after the occurrence of the event, then during the pendency of such Force Majeure but for no longer period, the obligations of the Party affected by the event (other than the obligation to make payments then due or becoming due with respect to performance prior to the event) shall be canceled to the extent required. The Party affected by the Force Majeure shall remedy the Force Majeure with all reasonable dispatch.


15	Material Changes
15.1	Settlements; Modifications of Certain GMP Contracts
In the event GMP enters into an amendment, renewal, cancellation, modification or alteration ("Alteration") of the NEPOOL or VELCO agreements, or successor agreements to any of the foregoing, and as a result the economic return anticipated to be derived by MS pursuant to this Agreement could reasonably be expected to be adversely affected, GMP shall promptly give notice of such change to MS. MS shall determine within thirty (30) days after such notice whether to consent to any such Alteration, during which period MS and GMP shall negotiate with respect to any modification to this Agreement that in MS's judgement can satisfactorily protect MS from the Alteration. Within such thirty (30) day period, MS must provide notice to GMP of its consent to the Alteration or alternatively of its intent to treat the change as an Event of Default, and terminate and liquidate this Agreement according to the procedures of Article 12. In addition, if a mutually satisfactory modification is not agreed to by the Parties, GMP shall hold MS harmless from any economic harm resulting from such Alteration pending such termination.
15.2	Creditworthiness
Without limiting the rights of either Party under Article 12 with respect to an Event of Default, if the credit rating of either Party ("Affected Party") or its credit support provider, if any, declines to an Unsatisfactory Rating by two recognized credit rating organizations, the other Party ("Unaffected Party") may request Credit Assurances, which shall be provided by the Affected Party by the tenth (10th) Business Day after receiving notice of such request. If such Credit Assurances are not received within ten (10) Business Days, the Unaffected Party may terminate and liquidate this Agreement pursuant to
Article 12 by giving to the other Party, in writing, the greater of ten (10) Business Days notice or the minimum notice required by law.
If, after giving Credit Assurances, the Affected Party's credit rating by each of the two recognized credit rating agencies ceases to be an Unsatisfactory Rating, then the Credit Assurances shall no longer be required, and shall promptly be returned by the Unaffected Party.
For purposes of this Section 15.2, "Unsatisfactory Rating" means the Party has senior secured long-term debt not supported by third party credit enhancement that is rated equal to or less than one of the following (i) BB if by Standard & Poor's Rating Group, a division of McGraw Hill, Inc., (ii) Ba2 by Moody's Investors Services, Inc., or
(iii) BB if by Duff and Phelps. (If a Party does not have rated senior secured long-term debt, the word "secured" shall be replaced with "unsecured" in applying the preceding sentence to such Party.) If any of such credit rating agencies ceases to rate such Party's credit, the other Party may consider the equivalent credit rating of any other recognized credit rating agency that evaluates the credit of such Party.
15.3	Material Changes in Law
If at any time during the term of this Contract, a new Law or interpretation of an existing Law (i) alters the prices chargeable by either GMP or MS, or (ii) prevents a Party from performing a material term of this Agreement, then GMP and MS shall negotiate in good faith to amend this Agreement in a manner that will most nearly restore to the Parties the economic benefits and burdens of this Agreement prior to such change.


If GMP and MS are not able to agree, within sixty (60) days after a Party first receives notice of the change from the affected Party, on the terms of the appropriate amendment to restore the Parties to their previous position, then a Party adversely affected by the change may terminate this Agreement and the Parties shall determine the appropriate terms of termination including a settlement payment by one Party to the other which shall be determined in the manner of Section 12.3 based on the Parties' positions under this Contract prior to the change in Law triggering this Section. If the Parties cannot agree, the Settlement payment shall be determined by arbitration pursuant to Article 13.

16		Miscellaneous
16.1	Assignment.
This Agreement shall be binding upon and inure to the benefit of the permitted successors and permitted assigns of the Parties. Except for an assignment as part of a sale of a Party's entire electricity business to a creditworthy entity that is fully capable of, and committed to performing this Agreement, this Agreement may not be assigned by any Party unless prior consent to such assignment is given in writing by the other Party, which consent shall not be unreasonable withheld. Any assignment made without a consent required hereunder shall be void and of no force or effect as against the non-consenting party.
No sale, assignment, transfer or other disposition permitted by this Agreement shall affect, release or discharge any Party from its rights or obligations under this Agreement, except as may be expressly provided by this Agreement.
16.2  Applicable Law
THIS AGREEMENT AND THE RIGHTS AND DUTIES OF THE PARTIES ARISING OUT OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED, ENFORCED AND PERFORMED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.
16.3  Survival of Obligations
Upon the expiration of the Parties' delivery, sale and purchase obligations under this Agreement, any monies, penalties or other charges due and owing Seller shall be paid, any corrections or adjustments to payments previously made shall be determined, and any refunds due Buyer made, as soon as practicable. All indemnity and confidentiality obligations and audit rights shall survive the termination of this Agreement in accordance with their respective terms. The Parties' obligations provided in this Agreement shall remain in effect for the purpose of complying with the provisions of this Section.
16.4  Entire Agreement
This Agreement and the Exhibits thereto constitute the entire agreement between the Parties as of the time of execution relating to the subject matter contemplated by this Agreement and supersedes all prior agreements, whether oral or written.
16.5	No Partnership


Nothing in this Agreement shall ever be deemed to create or constitute a partnership, joint venture or association between the Parties, or to impose a trust or partnership duty, obligation or liability on or with regard to the Parties.
16.6  Amendment
No amendment or modification to this Agreement shall be enforceable unless reduced to writing and executed by both Parties.
16.7	Third Parties
The provisions of this Agreement shall not impart rights enforceable by any person or entity not a Party or not a permitted successor or assignee of a Party bound by this Agreement.
16.8	Waiver
No waiver by any Party of any one or more defaults by the other in the performance of any of the provisions of this Agreement shall be construed as a waiver of any other default or defaults, whether of a like kind or different nature.
16.9	Non-Severability
This Agreement is an integrated whole. Should any provision of this Agreement for any reason be declared invalid or unenforceable by order of any court or regulatory body having jurisdiction, the Parties shall promptly negotiate to restore this Agreement as near as possible to its original intent and effect.
If the Parties are unable to reach such an agreement on modifications, within ten (10) Business Days, either Party may deem the court or regulatory order to be an Event of Default by given written notice to the other Party. In such an event the Parties shall implement Sections
12.2 and 12.3 based on the terms of the Agreement prior to such Event of
Default.
16.10  Headings
The headings used for the Articles and Sections are for convenience and reference purposes only, and shall not be construed to modify, expand, or restrict the provisions of this Agreement.
16.11	Counterparts
This Agreement may be executed in multiple counterparts to be construed as one, effective as of the Effective Date.
16.12  Further Assurances
If any Party reasonably determines or is reasonably advised that any further instruments or any other things are necessary or desirable to carry out the terms of the Agreement, the other Parties shall execute and deliver all such instruments and assurances and do all things reasonably necessary and proper to carry out the terms of this Agreement.
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers and copies delivered to each Party.


GREEN MOUNTAIN POWER CORPORATION





By:	Christopher L. Dutton
Title:	President and CEO


MORGAN STANLEY CAPITAL GROUP INC.



By:	Simon Greenshields
Title:	Vice President




SCHEDULE A - DEFINITIONS

"Administrative Procedures" means applicable NEPOOL procedures for administration of scheduling receipts and deliveries of capacity and Energy.
"Affiliate" means, with respect to any person, any other person (other than an individual) that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person. For this purpose, "control" means the direct or indirect ownership interest of more than fifty (50) percent of the outstanding capital stock or other equity interests having ordinary voting power.
"Bankruptcy Proceeding" means, with respect to a Party, that such Party
(i) makes any general assignment or any general arrangement for the benefit of creditors, (ii) files a petition or otherwise commences, authorizes or acquiesces in the commencement of a proceeding or cause of action under any bankruptcy or similar law for the protection of creditors, or has such a petition involuntarily filed against it and such petition is not withdrawn or dismissed within thirty (30) days after such filing, (iii) otherwise becomes bankrupt or insolvent (however evidenced), (iv) is unable (or admits in writing its inability) generally to pay its debts as they fall due, (v) is dissolved (other than pursuant to a consolidation, acquisition, amalgamation or merger),
(vi) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, acquisition, amalgamation or merger), (vii) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for all or substantially all of its assets, (viii) has a secured party take possession of all or substantially all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within thirty
(30) days thereafter, (ix) causes or is subject to any event with respect to which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (viii) (inclusive); or (x) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.
"Business Day" means a day on which the Federal Reserve Member Banks in New York City are open for business; and a Business Day shall open at 8:00 a.m. and close at 5:00 p.m. local time for each Party's principal place of business.
"Buyer" means either MS or GMP, as the case may be, when it is the Party who is obligated to purchase and receive, or cause to be received, Energy or capacity in connection with a sale hereunder.
"Claims" means all claims or actions, threatened or filed and whether groundless, false or fraudulent, that directly or indirectly relate to the subject matter of an indemnity, and the resulting losses, damages, expenses, attorneys' fees and court costs, whether incurred by settlement or otherwise, and whether such claims or actions are threatened or filed prior to or after the termination of this Agreement. "Commencement Date" shall mean the earliest date of Energy or capacity deliveries under the terms of a Transaction agreement.
"Computer Tapes" has the meaning specified in Section 6.3.


"Confidential Information" means this Agreement and any other written data or information (or an oral communication if the party requesting confidentiality for such oral communication promptly confirms such communication in writing) which is privileged, confidential or proprietary, except information which (i) is a matter of public knowledge at the time of its disclosure or is thereafter published in or otherwise ascertainable from any source available to the public without breach of this Agreement, (ii) constitutes information which is obtained from a third party (who or which is not an Affiliate of one of the Parties) other than by or as a result of unauthorized disclosure, or
(iii) prior to the time of disclosure had been independently developed by the receiving Party or its Affiliates not utilizing improper means. "Contract Price" means the price in United States dollars (per MWh) to be paid by Buyer to Seller for the purchase of Firm Energy or capacity (including OPCAP) that is Nominated or Scheduled pursuant to a Transaction under this Agreement.
"Contract Quantity" means the amount of Firm Energy or capacity (including OPCAP) that Seller agrees to sell and deliver, or cause to be delivered, to Buyer and Buyer agrees to purchase and receive, or cause to be received, from Seller pursuant to the terms of a Transaction under this Agreement.
"Credit Assurances" means a letter of credit or cash collateral. The amount of Credit Assurances that may be required shall be commercially reasonable and shall not exceed the amount that would be due to the Unaffected Party under Section 12.3 event of a default, as reasonably determined by the Unaffected Party.
"Defaulting Party" has the meaning specified Section 12.1.
"Early Termination Date" has the meaning specified in Section 12.2. "Effective Date" means the first date set forth above with respect to this Agreement and, in the case of a Transaction, the date the Parties enter into such agreement unless otherwise specified by the Parties. "Energy" is energy as defined by NEPOOL .
"EPT" means Eastern Prevailing Time and refers to the time in effect in the Eastern Time Zone of the United States, whether Eastern Standard Time or Eastern Daylight Savings Time.
"Equitable Defenses" means bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally, and with regard to equitable remedies, the discretion of the court before which proceedings to obtain the same may be pending.
"Event of Default" has the meaning specified in Section 12.1.
"FERC" means the Federal Energy Regulatory Commission or any successor agency that enforces the Federal Power Act, as amended from time to time.
"Firm Energy" is energy the purchase and/or sale of which is not interruptible for any reason other than Force Majeure.


"Force Majeure" means an event which is not within the reasonable control of the Party (or, in the case of third party obligations or facilities, the third party) claiming suspension (the "Claiming Party"), and which by the exercise of due diligence the Claiming Party is unable to overcome in a commercially reasonable manner or obtain or cause to be obtained a commercially reasonable substitute performance therefor. Force Majeure includes, but is not restricted to: failure of transmission facilities; acts of God; fire; civil disturbance; labor dispute; labor or material shortage; sabotage; breakage of equipment or machinery; action or restraint by court order or public or governmental authority (so long as the Claiming Party has not applied for or assisted in the application for, and has opposed where and to the extent reasonable, such government action); provided, however, that neither
(i) the loss of Buyer's markets nor Buyer's inability economically to use or resell Firm Energy purchased hereunder, nor (ii) the loss or failure of Seller's Firm Energy supply in the absence of a Force Majeure event broadly affecting the same geographic area, nor (iii) Seller's ability to sell Firm Energy to a market at a more advantageous price, shall constitute an event of Force Majeure. Interruption by a Transmission Provider shall not be deemed to be Force Majeure unless
(1) the Party contracting with such Transmission Provider shall have made arrangement with such Transmission Provider for the firm transmission, as defined under the Transmission Provider's tariff, of the Firm Energy to be delivered or received hereunder and (2) such interruption or curtailment of firm transmission is due to force majeure as defined under the Transmission Provider's tariff, or the Transmission Provider is otherwise excused from liability for such interruption or curtailment under the standards of Order No. 888, or successor FERC orders, for reasons other than the actions of the Party claiming Force Majeure under this Agreement. The failure of a Claiming Party to settle or prevent a strike or other labor dispute with employees shall not be considered to be a matter within such Claiming Party's control.
"GMP Contracts" means, as of a particular date, contracts, operating procedures and understandings (whether written or oral, and if oral, written statements of the terms thereof) in effect on such date affecting GMP's rights and obligations with respect to GMP Contract Resources and to the transmission system.
"Impasse Notice" has the meaning specified in Section 13.1.
"Interest Rate" means the Prime Rate plus two percent, or the maximum lawful rate permitted by applicable Law, whichever is less.
"Interval" means a period of delivery (in hours) agreed to by the Parties in connection with a Transaction.
"Intraday" means occurring within the 24-hour period beginning with the start of the first Interval of a Day.
"ISO" means the Independent System Operator for the control area containing GMP load and generating assets and is currently ISO New England.
"Law" means any law, rule, regulation, order, writ, judgment, decree or other legal or regulatory determination by a court, regulatory agency or governmental authority of competent jurisdiction.
"Legal Proceeding" means any suit, proceeding, judgment, ruling or order by or before any court or any governmental authority.
"MS" means Morgan Stanley Capital Group Inc., or any successor thereto. "MS Schedule" means the complete schedule of supply sources Nominated by MS from GMP or other sources available to MS for each of the Intervals in a succeeding day.
"MWh" means megawatt-hour, a unit of energy.
"NEPOOL" means New England Power Pool.
"NEPOOL PTF" means the Pool Transmission Facility within NEPOOL as used in NEPOOL's tariffs or such other point(s) as may be agreed upon by the Parties.
"NERC" means the North American Electric Reliability Council.


"Nominate" or "Nominated" means that a Party has notified the other Party of the quantity of Firm Energy or capacity that it desires to purchase for a succeeding day or other period.
"Non-Defaulting Party" has the meaning specified in Section 12.2. "Non-Peak Season" means, for any calendar year, the remaining period of the calendar year not included within the Peak Season.
"OASIS" means Open Access Same-Time Information System, the information system and standards of conduct contained in Part 37 of the FERC's regulations (18 C.F.R. Part 37), as amended from time to time.
"OPCAP" is operable capacity as defined by the NEPOOL.
"Other Records" has the meaning specified in Section 6.3
"Party" means GMP or MS, as applicable, including permitted assignees of each pursuant to this Agreement.
"Peak Season" means, for any calendar year, the period from June 1 through and including September 30, and the period from December 1 through and including March 15, as applicable.
"Point of Interconnection" means any point of interconnection between the GMP transmission system and the transmission facilities of an interconnected utility, electric cooperative or other transmission owner or operator. In the case of imports to GMP, the Point of Interconnection will be at the interface; in the case of exports from GMP, the Point of Interconnection will be to and through the interface.
"Pool" means the entity that will transact in Firm Energy and/or OPCAP, whether buying or selling, at the Pool Price and would be used by GMP or MS as supplier or buyer of last resort to cover imbalances between supply and load. This entity is currently NEPOOL.
"Prime Rate" means for any date, the per annum rate of interest announced from time to time by Citibank, N.A., as its "prime" rate for commercial loans, effective for such date as established from time to time by such bank.
"Prudent Utility Practice" means any of the practices, methods and acts engaged in or approved by a significant portion of the electric industry during the relevant time period, or any of the practices, methods and acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at lowest reasonable cost consistent with good business practices, reliability, safety, and expedition. Prudent Utility Practice is not intended to be limited to the optimum practice, method or act, to the exclusion of all others, but rather to include a spectrum of possible practices, methods, or acts generally acceptable in the region in light of the circumstances.
"Regulatory Approvals" means all current and future valid and applicable orders, approvals, consents, authorizations, permits or certificates issued by any courts or regulatory bodies (state or federal) having jurisdiction over a Party, this Agreement, or the performance hereof. "Replacement Price" has the meaning specified in Section 3.1. "Representatives" has the meaning specified in Section 6.3.
"Sales Price" has the meaning specified in Section 3.2.


"Scheduling," "Scheduled" or "Schedule" means or relates to the acts of Seller, Buyer and their designated representatives, including each Party's Transmission Providers, if applicable, of notifying, requesting and confirming to each other and NEPOOL the quantity(ies) of Firm Energy, Energy and/or capacity (including OPCAP) to be delivered in each Interval on any given day or days at a specified NEPOOL PTF.
"Seller" means either MS or GMP, as the case may be, when it is the Party who is obligated to sell and deliver, or cause to be delivered, Firm Energy and/or OPCAP.
"Specified Indebtedness" means a loan or other obligation to pay monies or GMP's obligation to deliver Energy or pay money to Hydro Quebec. "Statement" has the meaning specified in Section 7.1.
"Taxes" means any or all ad valorem, property, occupation, severance, generation, first use, conservation, Btu or energy, transmission, utility, gross receipts, privilege, sales, use, consumption, excise, lease, transaction, and other or new Taxes, governmental charges, licenses, fees, permits and assessments, or increases therein, other than taxes based on net income or net worth.
"Term" has the meaning specified in Section 5.1 with respect to this Agreement and, in the case of an individual Transaction, shall mean the period from the Effective Date to the conclusion of such transaction. "Termination Date" has the meaning specified in Section 5.1. "Transaction" means purchases and sales between MS and GMP as further specified in Section 12.3.
"Transmission Provider" means the entity or entities transmitting Firm Energy on behalf of Seller or Buyer to or from the NEPOOL PTF(s) in connection with a particular purchase or sale.